Exhibit 99.1

Li Auto Inc. Unveils Autonomous Driving and BEV Roadmap

BEIJING, China, April 18, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today hosted a press briefing to unveil its autonomous driving and BEV roadmap at the 20th Shanghai International Automobile Industry Exhibition.

In terms of autonomous driving, the Company expects to release its city NOA for beta testing in its full-stack self-developed Li AD Max 3.0 in the second quarter of 2023, and targets to roll out in 100 cities nationwide by the end of 2023. The Company believes that the Li AD Max 3.0 will be able to function without high-precision maps and, more importantly, to perceive, decide, and plan in real time like a human driver.

In addition, Li Auto introduced its 800-volt fast charging solution, which allows its BEVs to achieve a driving range of 400 kilometers with just a 10-minute charge, aiming to offer an energy replenishment experience as efficient as ICE vehicle refueling. Opening a new chapter through its paralleled development of EREVs and HPC BEVs, the Company strives to establish a model portfolio of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025. The Company’s BEV solution includes an 800-volt electric drive system based on the third-generation silicon carbide power module, batteries with 4C charging capabilities, a wide temperature range thermal management system, and a fast charging network.

The Company also announced a comprehensive strategic cooperation agreement with Contemporary Amperex Technology Co. Limited (“CATL”). The Company currently expects that its inaugural BEV will become the world’s first mass-produced model equipped with CATL’s 4C-rate Qilin batteries.

With respect to the fast charging network, the Company endeavors to build over 300 charging stations along highways by the end of 2023, covering four major economic zones including the Beijing-Tianjin-Hebei region, the Yangtze River Delta region, the Great Bay Area, and the Chengdu-Chongqing region. The Company will strive to expand its charging network to 3,000 charging stations by 2025.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "strives," "endeavors," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto's strategies, future business development, and financial condition and results of operations; Li Auto's limited operating history; risks associated with extended-range electric vehicles, Li Auto's ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto's ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto's ability to compete successfully; Li Auto's ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto's vehicles; Li Auto's ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com